Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of UDR, Inc., for the registration of 1,802,239 shares of its common stock and to the incorporation by reference therein of our report dated February 27, 2012, except for Notes 3, 4 and 15, as to which the date is May 2, 2012, with respect to the consolidated financial statements and schedule of UDR, Inc. included in its Current Report (Form 8-K) dated May 2, 2012 and our report dated February 27, 2012 on the effectiveness of internal control over financial reporting of UDR, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

August 23, 2012